Exhibit 99.1

X Financial Reports First Quarter 2020 Unaudited Financial Results

SHENZHEN, China, June 29, 2020 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•                      Net revenues decreased by 31.9% to RMB529.0 million (US$74.5 million) from RMB776.4 million in the same period of 2019.

•                      Loss from operations was RMB130.0 million (US$18.3 million), compared with income from operations of RMB279.1 million in the same period of 2019.

•                      Net loss attributable to X Financial shareholders was RMB196.3 million (US$27.7 million), compared with net income attributable to X Financial shareholders of RMB209.0 million in the same period of 2019.

•                      Non-GAAP1 adjusted net loss attributable to X Financial shareholders was RMB159.9 million (US$22.5 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB251.2 million in the same period of 2019.

•                      Net loss per basic and diluted American depositary share (“ADS”) 2 were RMB1.22 (US$0.17) and RMB1.22 (US$0.17) respectively, compared with net income per basic and diluted American depositary share (“ADS”) of RMB1.36 and RMB1.30, respectively, in the same period of 2019.

•                      Non-GAAP adjusted net loss per basic and adjusted diluted ADS were RMB1.00 (US$0.14) and RMB1.00 (US$0.14), respectively, compared with non-GAAP adjusted net income per basic and adjusted diluted ADS of RMB1.64 and RMB1.56, respectively, in the same period of 2019.

First Quarter 2020 Operational Highlights

•                      The total loan facilitation amount3 was RMB6,823 million, representing a decrease of 29.1% from RMB9,629 million in the same period of 2019 and a decrease of 23.2% from RMB8,890 million in the fourth quarter of 2019.

•                      The loan facilitation amount of Xiaoying Credit Loan4 was RMB4,631 million, representing a decrease of 41.6% from RMB7,932 million in the same period of 2019 and a decrease of 25.1% from RMB6,185 million in the fourth quarter of 2019. Xiaoying Credit Loan accounted for 67.9% of the Company’s total loan facilitation amount, compared with 82.4% in the same period of 2019.

•                      The total outstanding loan balance5 as of March 31, 2020 was RMB14,370 million, compared with RMB20,187 million as of March 31, 2019 and RMB17,267 million as of December 31, 2019.

•                      The average loan amount per transaction6 of Xiaoying Term Loan7 was RMB15,745, representing an increase of 37.7% from RMB11,434 in the same period of 2019 and an increase of 7.8% from RMB14,611 for the fourth quarter of 2019.

•                      The average consumption amount per user8 of Xiaoying Revolving Loan9 was RMB 8,582, representing an increase of 3.8% from RMB8,268 for the fourth quarter of 2019.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of March 31, 2020 were 6.71% and 7.12%, respectively, compared with 4.05% and 5.11%, respectively, as of December 31, 2019, and 3.56% and 5.21%, respectively, as of March 31, 2019.

•                      The number of cumulative borrowers, each of whom made at least one transaction on the Company’s lending platform, as of March 31, 2020 was 5,732,385.

•                      Total cumulative registered users reached 42.6 million as of March 31, 2020.

•                      Institutional funding accounted for 81.7% of the total loan facilitation amount, compared with 50.2% in the fourth quarter of 2019.

•                      The Gross Merchandise Value (“GMV”)10 of Xiaoying Online Mall11 was RMB60.8 million, representing a decrease of 62.2% from RMB160.9 million in the fourth quarter of 2019.

1  The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents two Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

4 X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “Despite challenges created by the Coronavirus Disease (the “COVID-19”) pandemic adversely impacting our operating environment, we made meaningful progress in expanding institutional funding for all new loan products originated on our platform during the quarter. Institutional funding accounted for 81.7% of the loans facilitated through our platform in the first quarter, representing an increase from 50.2% in the previous quarter. We rapidly built upon this with institutional funding which accounts for 100% of funding for the loans facilitated through our platform now.”

“Maintaining full compliance with current regulations and adapting to the ever changing macroeconomic environment have been critical to our success so far. We continued to diversify our institutional funding sources and deepen our relationships with financial partners. Building our platform out to scale and strengthening the confidence our funding partners have in us is an important part of our long-term strategy as we continue to provide the most user-friendly and convenient financial services to borrowers all over China.

“As of March 31, 2020, the total credit lines provided by our institutional partners expanded to RMB58.6 billion from RMB46.7 billion as of December 31, 2019. Given the current uncertainties in the market, this further proves that our asset quality and risk management capabilities continue to be well recognized by our institutional partners despite the impact from the pandemic. We are currently in discussions with a number of our partners about further reducing our funding costs.”

“We continue to adopt a strategic and disciplined approach to risk management and have implemented stricter criteria when assessing borrowers because we believe it is even more important now for the sustainability of our business. An adjustment period is therefore expected and is reflected in the lower number of active borrowers during the quarter. The number of active borrowers this quarter was 428,366, representing a decrease of 29.7% from 609,368 in the fourth quarter of 2019. Evaluating borrowers with stricter criteria is critical to reducing loan default rates at their later stages and strengthening our ability to generate stronger results when the market is expected to rebound during the second half of 2020”.

“In conclusion, there is no doubt that economic disruption from the COVID-19 pandemic will force all businesses that rely on consumption to once again adjust their strategies rapidly. Most importantly, the fundamental drivers underpinning the enormous growth opportunities in China’s personal finance industry have not changed. As we continue to evolve from a pure financial services provider to a more comprehensive business services provider, we are confident that we are well positioned to not just survive these challenging market conditions, but thrive when the market rebounds. We are committed to providing our customers the most user-friendly, convenient and comprehensive financial services, in addition to the best loan solutions on the market.”

5  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

6  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

7  Xiaoying Term Loan refers to the loan’s with fixed repayment periods including Xiaoying Credit Loan, Xiaoying Housing Loan, Internet Channel.

8  Calculated by dividing the total amount of consumption by the number of active users during the relevant period.

9  Xiaoying Revolving Loan refers to the loans with revolving credit, including Yaoqianhua which was previously named as Xiaoying Wallet.

10  Gross Merchandise Volume (“GMV”) refers a total sales value for merchandise sold through Xiaoying Online Mall.

11  Xiaoying Online Mall was launched in March 2019 and is a product that provides loan installments to our individual customers enabling them to purchase goods online

Mr. Simon Cheng, President of the Company, added, “Over the past few quarters, we continued to ramp up our technology-driven risk infrastructure and strengthened customer acquisition. This solid foundation allowed us to successfully manage a rise in delinquency rates during the peak of the pandemic and has positioned us to emerge even stronger. The downturn in economic activity created by the pandemic has begun to gradually improve. While restrictions put in place to contain the pandemic continue to ease and life returns to normal, we have seen an improvement in delinquency rates in April 2020. We also saw a significant rebound of both loan facilitation amount and number of active borrowers of Xiaoying Credit Loan in April, which strengthens our confidence in the gradual recovery taking place in China.”

“Overall, the evolving health crisis and growing impact from COVID-19 have been weighing heavily on consumer sentiment in China, which is reflected in the performance of Yaoqianhua and Xiaoying Online Mall during the quarter. In order to control the impact of COVID-19, we have taken a more stringent risk policy. The GMV of Xiaoying Online Mall declined 62.2% from the fourth quarter of 2019 to RMB60.8 million. The number of active users of Yaoqianhua reached around 463,000 as of March 31,2020 as compared to approximately 408,000 as of December 31, 2019. Transaction volumes for Yaoqianhua, our revolving loan product previously known as Xiaoying Wallet, declined slightly to RMB2,192 million from RMB2,204 million last quarter. Yaoqianhua’s outstanding loan balance increased to RMB1,801 million as of March 31, 2020 from RMB1,503 million as of December 31, 2019 and now has an approved cumulative credit line of RMB11 billion with a credit utilization rate of around 28.0% as of March 31, 2020.”

“We believe the pandemic has significantly affected consumer behavior and at the same time created many more new opportunities for us to drive future growth. In addition, China’s central and local governments have recently begun rolling out a series of policies to guide businesses as they resume production and jump-start domestic consumption once again. Driven by supportive government policies in place and with consumer sentiment steadily recovering, we anticipate a strong but gradual recovery in Yaoqianhua and Xiaoying Online Mall.”

“We have also hit 100% of our institutional funding target. We remain in active negotiations with funding partners to further decrease funding costs and are in talks with other prospective financial partners which should bring down funding costs even further. At present, we have ample funding sources to meet growing demand as consumer sentiment improves.”

Mr. Kevin Zhang, Chief Financial Officer of the Company, added, “We delivered solid results in the first quarter relative to guidance as we anticipated that it would be a challenging quarter. The total loan facilitation amount was RMB6,823 million, representing a decline compared with our previously announced guidance.”

“We are taking decisive action to streamline expenses against weaker top-line growth, but remain confident that demand for our highly-customized personal finance solutions will once again strengthen as the recovery from the pandemic unfolds. Our revenue and net income decreased both quarter-over-quarter and year-over-year. Even though the total number of loans facilitated12 of Xiaoying Term Loan in the first quarter decreased year-over-year, the average loan amount per transaction was RMB15,745, an increase of 37.7% from the same period of 2019 and an increase of 7.8% sequentially. The average consumption amount per user of Xiaoying Revolving Loan also increased 3.8% from the fourth quarter of 2019 to RMB8,582.”

“We are also pleased to see total cumulative registered users on the platform reach 42.6 million as of March 31, 2020, demonstrating the continued value that we are able to offer borrowers, even during such challenging market conditions. The number of active borrowers during the quarter decreased by 29.7%. The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of March 31, 2020 were 6.71% and 7.12% respectively, compared with 4.05% and 5.11%, respectively as of December 31, 2019.

“The percentage of loan products we facilitated that were covered by ZhongAn Insurance decreased further to 67.7% during the quarter as we continue to reduce our insurance coverage rate to lower our customer borrowing costs. In its place, we have expanded our partnerships with additional third-party, high-quality financial guarantee companies to strengthen trust in the quality of our underlying assets and risk management systems.”

“We are squarely focused on our mission to create more value for our customers and shareholders. After successfully adapting to the regulatory changes in 2019, we are now navigating the ongoing impact of the health crisis is having on the industry in 2020. While regulatory and capital requirements continue to put pressure on the sustainability of the sector this year, we remain in full compliance with current regulations and are confident in our ability to stand out among our peers by capitalizing on market consolidation and increasing protection for our investors. We will continue to prioritize operational efficiency in driving long-term value for our shareholders.”

12  Represents the total number of transactions of loan facilitation during the relevant period.

First Quarter 2020 Financial Results

Net revenues decreased by 31.9% to RMB529.0 million (US$74.5 million) from RMB776.4 million in the same period of 2019, primarily due to a decrease in transaction volumes as a more stringent risk policy been taken to address COVID-19 impact, which was also partially offset by an increase in the proportion of net revenue generated by the loans facilitated through the Consolidated Trusts which was recorded over the life of the underlying financing using the effective interest method.

Loan facilitation service fees under the direct model decreased by 60.7% to RMB246.0 million (US$34.6 million) from RMB626.4 million in the same period of 2019, primarily due to a decrease in the total transaction volumes under the direct model compared with the same period of 2019.

Loan facilitation service fees under the intermediary model increased by 5.3% to RMB37.0 million (US$5.2 million) from RMB35.2 million in the same period of 2019, primarily due to an increase in the total volume of products offered through the intermediary model as the Company continuing the main strategy to attract more institutional investors throughout 2020.

Post-origination service fees decreased by 12.2% to RMB64.1 million (US$9.0 million) from RMB73.0 million in the same period of 2019, as a result of the cumulative effect of decreased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income increased by 880.9% to RMB174.6 million (US$24.6 million) from RMB17.8 million in the same period of 2019, which was consistent with the increase of average loan balances held by the Consolidated Trusts due to the establishment of new trusts since the second half of 2019.

Other revenue decreased by 69.7% to RMB7.3 million (US$1.0 million) from RMB24.1 million in the same period of 2019, primarily due to a decrease in penalty fees.

Origination and servicing expenses increased by 26.2% to RMB424.9 million (US$59.9 million) from RMB336.5 million in the same period of 2019, primarily due to the following factors: (i) an increase in customer acquisition costs for the revolving credit product, Yaoqianhua, and (ii) an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and administrative expenses increased by 24.3% to RMB69.9 million (US$9.9 million) from RMB56.3 million in the same period of 2019, primarily due to an increase in management fee paid to third-party trusts companies compared with the same period of 2019.

Sales and marketing expenses decreased by 61.5% to RMB11.8 million (US$1.7 million) from RMB30.7 million in the same period of 2019, primarily due to a reduction in promotional and advertising expenses since the outbreak of COVID-19.

Provision for contingent guarantee liabilities was RMB17.9 million (US$2.5 million), primarily attributable to the increase, caused by the pandemic, in estimated default rate of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for accounts receivable and contract assets increased by 23.7% to RMB82.1 million (US$11.6 million) from RMB66.4 million in the same period of 2019, primarily due to a combined effect of (a) the new current expected credit loss model that took into account the deterioration in the economic outlook caused by the COVID-19 pandemic, and (b) an increase in the estimated default rates since the COVID-19 outbreak.

Provision for loans receivable was RMB42.8 million (US$6.0 million), compared with RMB7.5 million in the same period of 2019, primarily due to the increase of expected credit loss for revolving loan product when compared with the first quarter of 2019.

Loss from operation was RMB130.0 million (US$18.3 million), compared with income from operation of RMB279.1 million in the same period of 2019.

Loss before income taxes and gain from equity in affiliates was RMB228.3 million (US$32.2 million), compared with income before income taxes and gain from equity in affiliates of RMB259.0 million in the same period of 2019.

Income tax benefit was RMB31.2 million (US$4.4 million), compared with income tax expense of RMB53.6 million in the same period of 2019, primarily arose from the net operating loss.

Net loss attributable to X Financial shareholders was RMB196.3 million (US$27.7 million), compared with net income attributable to X Financial shareholders of RMB209.0 million in the same period of 2019.

Non-GAAP adjusted net loss attributable to X Financial shareholders was RMB159.9 million (US$22.5 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB251.2 million in the same period of 2019.

Net loss per basic and diluted ADS were RMB1.22 (US$0.17) and RMB1.22 (US$0.17), respectively, compared with net income per basic and diluted ADS of RMB1.36 and RMB1.30, respectively, in the same period of 2019.

Non-GAAP adjusted net loss per basic and diluted ADS were RMB1.00 (US$0.14) and RMB1.00 (US$0.14), respectively, compared with non-GAAP adjusted net income per basic and diluted ADS of RMB1.64 and RMB1.56, respectively, in the same period of 2019.

Cash and cash equivalents was RMB611.6 million (US$86.2 million) as of March 31, 2020, compared with RMB1,006.0 million as of December 31, 2019.

Business Outlook

As the Company continues to assess the impact of the COVID-19 outbreak and market indicators around the recovery in the first half of 2020, it is anticipated that the Company’s total loan facilitation amount for the second quarter of 2020 will also be negatively impacted and the Company expects a second-quarter loss with drop in revenue. The Company plans to provide a business update in the second quarter 2020 Earnings Release. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

X Financial’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, June 30, 2020 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until July 7, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10145375

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

In June 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The Company have adopted the new standard effective January 1, 2020, using a modified retrospective basis under which prior comparative periods are not restated. The impact of the adoption of this guidance on the Group’s consolidated statements of comprehensive income after tax amounts to RMB17.2 million as of January 1, 2020.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0989 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Kevin Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,005,980	611,598	86,154
Restricted cash	514,323	964,185	135,822
Accounts receivable and contract assets, net of allowance for doubtful accounts	771,154	441,168	62,146
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	289,553	222,356	31,323
Loans at fair value	2,782,333	2,197,569	309,565
Prepaid expenses and other current assets	1,226,170	2,013,654	283,658
Financial guarantee derivative	719,962	498,980	70,290
Deferred tax assets, net	465,441	520,232	73,283
Long term investments	292,142	295,630	41,644
Property and equipment, net	20,139	18,027	2,539
Intangible assets, net	35,127	34,869	4,912
Loan receivable from Xiaoying Housing Loans, net	89,536	91,460	12,884
Other non-current assets	68,772	48,121	6,779
TOTAL ASSETS	8,280,632	7,957,849	1,120,999

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	3,006,349	2,510,839	353,694
Guarantee liabilities	17,475	32,305	4,551
Short-term bank borrowings	—	341,495	48,105
Accrued payroll and welfare	63,649	37,145	5,233
Other tax payable	58,086	68,675	9,674
Income tax payable	340,996	321,845	45,337
Deposit payable to channel cooperators	108,923	58,293	8,212
Accrued expenses and other liabilities	274,440	339,343	47,803
Other non-current liabilities	42,300	27,690	3,901
Deferred tax liabilities	1,309	649	91
TOTAL LIABILITIES	3,913,527	3,738,279	526,601

Commitments and Contingencies
Equity:
Common shares	201	201	28
Additional paid-in capital	2,987,363	3,024,054	425,989
Retained earnings	1,311,194	1,114,853	157,046
Other comprehensive income	67,101	79,216	11,159
Total X Financial shareholders’ equity	4,365,859	4,218,324	594,222
Non-controlling interests	1,246	1,246	176
TOTAL EQUITY	4,367,105	4,219,570	594,398

TOTAL LIABILITIES AND EQUITY	8,280,632	7,957,849	1,120,999

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2019	2020	2020
	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	626,382	245,960	34,648
Loan facilitation service-Intermediary Model	35,162	37,012	5,214
Post-origination service	73,007	64,113	9,031
Financing income	17,801	174,617	24,598
Other revenue	24,066	7,290	1,027
Total net revenue	776,418	528,992	74,518

Operating costs and expenses:
Origination and servicing	336,539	424,875	59,851
General and administrative	56,268	69,929	9,851
Sales and marketing	30,685	11,813	1,664
Provision for contingent guarantee liabilities	—	17,876	2,518
Provision for accounts receivable and contract assets	66,404	82,116	11,567
Provision for loans receivable	7,460	42,831	6,033
Credit losses for other financial assets	—	9,597	1,352
Total operating costs and expenses	497,356	659,037	92,836

Income (loss) from operations	279,062	(130,045)	(18,318)
Interest income, net	763	6,453	909
Foreign exchange gain (loss)	(873)	(84)	(12)
Change in fair value of financial guarantee derivative	(52,991)	(77,522)	(10,920)
Fair value adjustments related to Consolidated Trusts	32,556	(32,352)	(4,557)
Other income (loss), net	456	5,236	738

Income (loss) before income taxes and gain from equity in affiliates	258,973	(228,314)	(32,160)

Income tax benefit (expense)	(53,605)	31,153	4,388
Gain from equity in affiliates	3,796	820	116
Net income (loss)	209,164	(196,341)	(27,656)
Less: net income (loss) attributable to non-controlling interests	200	—	—
Net income (loss) attributable to X Financial shareholders	208,964	(196,341)	(27,656)

Net income (loss)	209,164	(196,341)	(27,656)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(18,883)	12,115	1,707
Comprehensive income (loss)	190,281	(184,226)	(25,949)
Less: comprehensive income (loss) attributable to non controlling interests	200	—	—
Comprehensive income (loss) attributable to X Financial shareholders	190,081	(184,226)	(25,949)

Net income per share—basic	0.68	(0.61)	(0.09)
Net income per share—diluted	0.65	(0.61)	(0.09)

Net income per ADS—basic	1.36	(1.22)	(0.17)
Net income per ADS—diluted	1.30	(1.22)	(0.17)

Weighted average number of ordinary shares outstanding—basic	306,025,409	320,667,943	320,667,943
Weighted average number of ordinary shares outstanding—diluted	322,662,503	326,872,712	326,872,712

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2019	2020	2020
	RMB	RMB	USD
GAAP net income (loss)	209,164	(196,341)	(27,656)
Add: Share-based compensation expenses (net of tax of nil)	42,199	36,402	5,128
Non-GAAP adjusted net income (loss)	251,363	(159,939)	(22,528)

Net income (loss) attributable to X Financial shareholders	208,964	(196,341)	(27,656)
Add: Share-based compensation expenses (net of tax of nil)	42,199	36,402	5,128
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	251,163	(159,939)	(22,528)

Non-GAAP adjusted net income (loss) per share—basic	0.82	(0.50)	(0.07)
Non-GAAP adjusted net income (loss) per share—diluted	0.78	(0.50)	(0.07)

Non-GAAP adjusted net income (loss) per ADS—basic	1.64	(1.00)	(0.14)
Non-GAAP adjusted net income (loss) per ADS—diluted	1.56	(1.00)	(0.14)

Weighted average number of ordinary shares outstanding—basic	306,025,409	320,667,943	320,667,943
Weighted average number of ordinary shares outstanding—diluted	322,662,503	326,872,712	326,872,712